GOPI KANTAMNENI

gkantamneni@gmail.com,

Objective

To leverage broad knowledge, experience of concepts, strategies & technology to yield best possible results for the team and the company.

Summary

Over 25 years of Sales & Business Management in Leadership positions providing inspired leadership for the operation of the organization's lines of business, which involves making important policy and strategic decisions, as well as the development and implementation of operational policies and procedures.

To provide inspired leadership for the team and the organization and make important financial planning, strategy decisions, develop, implement, review operational policies and procedures, assist HR with recruiting when necessary, oversee budgeting, reporting, planning, and auditing.

Work with the board of directors to determine values and mission, and plan for short and long-term goals, identify and address problems and opportunities for the company, build alliances and partnerships with other organizations.

Understanding of general finance and budgeting, including profit and loss, balance sheet, cash-flow management and financial management-plugging leaks in the financial outflows

Experience

Lunchwale-Founder and CEO

Dec 2017 - present

To design and implement the busines structure and successfully delivering corporated lunches with a customer base of 1000+ customers.

Grew business by 200% in sales from $31k to $71k in a year.

Maintaining top quality of meals along with providing excellent service. Acheiving great customer feedback continuously.

Show It Off Events LLC., Lewes, Delaware- Founder and CEO

Sept 2016 - Feb 2018

Planned,excuted property expos at Santa Clara Convention Center, Santa

Clara, CA, Ceritos Sheraton, Ceritos, CA and Irving Convention Center,

Irving, TX. The job involved vendor management, space management,

marketing, advertising & sales promotion.

 Branding, brand building & brand

equity, looking after every aspect of exhibition planning, marketing,

organisation and administration the work encompasses identifying potential

business, researching, writing, and running all aspects of

exhibitions.

Alfa & Alfa Comp Tech Limited Hyderabad, India - CEO

April 1994 to June 2016

Achieved Highest Sales in the country as a team leader for a National Telecom Operator selling Mobile connections for 4 consecutive years.

Topped in Sales as a Sales Manager selling Internet Leased line services for 3 Consecutive years.

Education and Training

MBA Marketing- Newport University, Newport, CA

1990

Bachelor's Degree in Commerce. (Mercantile Law & Advance Accountancy)-Osmania University Hyderabad, Telangana

1986

Diploma Digital & Social Media Marketing-Indian School of Business Hyderabad, Telangana

2015

Awards & Honours

Award for Topper in Sales as a team leader for a Telecom Operator selling Mobile connections for 4 consecutive years.

Award for Topper in Sales as a Sales Manager selling Internet Leased line services for 3 Consecutive years.

Activities and Hobbies

Passionate about my Start-up 'Lunchwale '.Reading Books, Listening to Music, Playing Golf.

Asha Kantamneni

Email: kantamneni.a@gmail.com

Permanent resident: Authorized to work under any employer in the United States.

Skills

- 15+ years of experience in managing and supervising cross-functional teams.

- An experienced team leader influencing, leading and delegating team members.

- Tactful management of team member belonging to various cultures and traditions.

- Excellent **verbal, written and interpersonal communication skills**, technically competent and result-oriented.

- Good team player with strong work ethics, desire and ability to quickly learn new technologies and work in fast ever-changing environment.

- Outstanding organizational skills including ability to multitask, prioritize, and manage complex issues.

- Extensive experience in training and mentoring team members with product knowledge and business processes.

- **Time management** skills and ability to handle high stress and pressure situations.

- Quick learner and good performer both in team and independent job environments.

Education

Bachelor of Arts (incomplete from Mount Carmel College, India)

Work Experience

Alfa Group (April 2005 - May 2016)

Designation: Manager

Responsibilities:

- Developed successful relationships with business partners and staff.

- Fostered accountability, teamwork, and mutual trust and respect for all team members through mentoring, training and coaching activities.

- Served to drive a strong positive culture and environment that supported and enabled team member success.

- Worked and coordinated with operational management and staff to meet and achieve organizational goals while consistently achieving budget, revenue and profitability goals.

- Achieved business results in a respectful, forward thinking and motivational style.

- Managed operational and revenue goals assigned.

Primrose School (May 2017 - Feb 2018)

Designation: Teacher

Responsibilities:

- Provide Quality Education

- Provide Proper Supervision

- Protect Students' Privacy

- Limits on Discipline

Lunchwale LLC   Voluntary part time (Jan 2018 - present) Chief Kitchen Officer (CKO)

Responsibilities:

- To select the preset menu for the day and the week

- To set recipe parameters for the curries and other items in the preset menu

- To set Quality Control parameters.

Aishwarya Lakshmi

aishwarya.lk95@gmail.com

Permanent Resident: Authorized to work under any employer in the United States.
No sponsorship required.

PROFESSIONAL SUMMARY

- Excellent understanding of Data Models and Information Architecture and sound skills in SQL.

- Strong experience in conducting User Acceptance Testing (UAT). Maintained Traceability Matrix for the current business processes and proposed changes. Strong Knowledge of SDLC, Agile (Scrum) methodology.

- Skilled in translating business objectives into prioritized functional requirements and recommending feasible solutions to business problems.

- Experience in training and mentoring team members with product knowledge and business processes and lead brainstorming sessions and a successful team player.

- Outstanding organizational skills including ability to multitask, prioritize, and manage complex issues. Ability to quickly learn new technologies and work in fast ever-changing environment.

EDUCATIONAL QUALIFICATIONS

Bachelor of Commerce- Osmania University, India

FinTech: Foundations & Applications of Financial Technology - Wharton School of the University of Pennsylvania

- Application of AI, InsurTech and Real Estate Technology

- Lending, Crowdfunding and Modern Investing

- Cryptocurrency and Blockchain: An Introduction to Digital Currencies

TECHNICAL SKILLS:

Analysis / Methodologies	Agile and Waterfall methodology, Cost/Benefit Analysis, Gap Analysis
Microsoft Tools	Microsoft Visio, MS office Suite, MS SharePoint
Management Tools	Jira, Rally, Rational Rose, Requisite Pro
Reporting	MS Excel, Business Objects
Database	MS SQL (Basic Queries), Toad for DB2, Teradata

Others	IBM Mainframe, MicroStrategy, Adobe Acrobat Reader/Writer, S/FTP, PeopleSoft

PROFESSIONAL EXPERIENCE:

Lunchwale LLC   **Co- founder and CFO- Startup**

Lunchwale LLC is based a simple concept of sourcing food from the best restaurant in town on an agreement basis and selling it to our customers.

- Primary responsibility at Lunchwale is to perform cost-benefit analysis and to ensure profitability and sustainability.

- To review the Profit and Loss and Balance Sheet statements. Analyze variances and initiate necessary corrective measures.

- Forecasting projections and achieving desired outcomes.

- Managing monthly department budget to help strategize and allocate proper funds for future projects

HMS, Dallas, TX   **August 2018 – Present**
Enterprise Delivery Analyst II

- Responsible for daily, weekly, and monthly Delivery processes, ensuring timeliness and accuracy, assessing risks and investing revenue cycles yieleding $200M in revenue for HMS.

- Investigating cycles monthly to explore claim type inconsistencies, reducing file misprocessing by 60%.

- Resolved global issue for printing distribution jobs in Mainframe ensuring timely delivery of products across the department, thereby, saving revenue for the company.

- Assisted and lead special projects successfully across the department.

- Interface with HMS Account Teams to discuss variances on billing results, revenues, and problem resolution with goal of maximizing client service levels.

Genius Doc, Los Angeles   **September 2013 – July 2018**
Business Analyst

- Extensive use of Agile methodology and utilizing Software Development Life Cycle (SDLC) to configure and develop process, standards procedures. Participating in all the Scrum rituals like daily scrum meetings, sprint planning, sprint review and sprint retrospective.

- Eliciting requirements from the stakeholders by conducting meetings, JAD sessions, interviews and discussions. Documentation of Test Cases. Assisting in designing and developing Test Plans and Test Scripts. Use of word and excel to develop workflow and activity diagrams and screen wireframes for the EHR application and presenting those wireframes to the business for requirements elicitation and approval.

- Worked with the senior management in developing certain training modules covering every aspect of the EHR application. Actively engaged in training the new hires and external client representatives.

- Making use of SQL queries to analyse all patient information to ensure compliance. Conducting UAT sessions, documenting and managing all the defects till closure based on the business priority and severity of defects.

- Working on creating several financial and compliance reports, conducting requirements gathering sessions with the stakeholders to define the reports and working with the Business Objects developers to ensure the technical feasibility of producing the reports.